UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

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For the month of January 2007

Commission File Number: 001-15248

VEOLIA ENVIRONNEMENT

(Exact name of registrant as specified in its charter)

36-38, avenue Kléber

75116 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Paris, January 30th, 2007

PRESS RELEASE

CONSOLIDATED REVENUE (1)
FOR THE FULL-YEAR ENDING DECEMBER 31, 2006
(Unaudited IFRS figures)

STRONG GROWTH IN REVENUE OF 11.9% TO €28.6 BILLION.

VEOLIA ENVIRONNEMENT

At Dec. 31, 2006 (€m)	Adjusted at Dec. 31, 2005 (€m) (2)	% change 2006/2005	Internal growth	External growth	Currency effect
28,620.4	25,570.4	11.9%	8.1%	3.8%	0.0%

Veolia Environnement’s consolidated revenue for the year ending December 31, 2006 grew 11.9% to €28,620.4 million, compared to €25,570.4 million at December 31, 2005. Internal growth totaled 8.1% .

External growth of 3.8% was primarily the result of acquisitions made by Veolia Transport in France and the United States (a combined contribution of around €443 million) and Veolia Environmental Services in the United Kingdom (a contribution of around €215 million). Revenue from outside France stood at €15,217.4 million, or 53.2% of the total compared with 51.3% in 2005.

The currency effect was neutral, with a weakening of the U.S. dollar (-€53.5 million) offset by a strengthening of the Czech koruna (+€44.7 million).

WATER

At Dec. 31, 2006 (€m)	Adjusted at Dec. 31, 2005 (€m) (3)	% change 2006/2005	Internal growth	External growth	Currency effect
10,087.6	9,134.2	10.4%	9.1%	1.2%	0.1%

•	In France, internal revenue growth was 3.6%, excluding Veolia Water Solutions & Technologies, due to a good performance of the distribution businesses as well as further growth in the engineering business.

(1)	Revenue from ordinary activities under IFRS accounting

(2)	To ensure comparability, financial statements at December 31, 2005 were restated for:
	-	the application of the IFRIC12 interpretation on the accounting treatment of concessions
	-	the amount of revenue from ordinary activities of Veolia Transport in Denmark, booked in 2006 under the IFRS5 standard and presented in the income statement in the “net income of discontinued operations” line.

(3)	Financial statements at December 31, 2005 were restated for:
	-	the application of the IFRIC12 interpretation on the accounting treatment of concessions.

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•	Outside France, excluding Veolia Water Solutions & Technologies and Proactiva, revenue grew 13.6% (11.8% on a like-for-like basis). In Europe, revenue growth of 11.4% was driven by the start-up of new contracts, in particular in Germany (the Braunschweig municipal contract), in the Czech Republic (Hradec Kralove and Prostejov) and in Slovakia (Poprad and Banska Bystrica). In the Asia-Pacific region, strong revenue growth of 36.2% (of which 26.9% was internal growth) was mainly driven by new contracts signed in China (Hohhot, Changzhou, Kunming and Urumqui in the municipal sector). External growth in this region was the result of Veolia Water’s increased stake in the Adelaide contract in Australia and small acquisitions in Japan. The Company is continuing its expansion in Africa and the Middle East where growth exceeded 12%. In North America, revenue grew 6.7% for the full-year on a like-for-like basis.
•	Veolia Water Solutions and Technologies posted revenue growth of 17.8% on a like-for-like basis, driven in particular by a sharp upturn in the engineering and construction businesses in France, the Middle East and the United States. Including acquisitions made during the year, revenue growth totaled 21.8% .

ENVIRONMENTAL SERVICES (WASTE MANAGEMENT)

At Dec. 31, 2006 (€m)	Adjusted at Dec. 31, 2005 (€m) (*)	% change 2006/2005	Internal growth	External growth	Currency effect
7,462.9	6,748.7	10.6%	7.6%	3.5%	-0.5%

In the Environmental Services (waste management) business, revenue in France grew 4.1% (of which 3.7% was internal growth), driven by the combined effect of the growing contribution of new incineration plants and the increased tonnages of solid waste collected and treated under high value added service contracts.

Outside France, excluding Proactiva, internal growth was 10.8% . It was particularly strong (13.2%) in the United States in all business lines. In the United Kingdom, overall growth totaled 34.2% (of which 6.9% was internal growth), driven by the acquisition of Cleanaway UK, completed on September 28, 2006 and by the general development of the business within a growing market. In Asia, the start-up of the Foshan and Guanghzou-Likeng contracts made a significant contribution to revenue growth of 14%.

ENERGY

At Dec. 31, 2006 (€m)	Adjusted at Dec. 31, 2005 (€m) (*)	% change 2006/2005	Internal growth	External growth	Currency effect
6,118.4	5,463.6	12.0%	10.0%	1.5%	0.5%

Revenue growth totaled 12% of which 10% was internal growth. The full-year impact of the rise in energy prices was €260 million compared with €226 million during the first nine months of 2006. Excluding this effect, revenue growth was 7.2% .

The business was subject to contrasting weather conditions over the course of the year. While the beginning of the year had experienced more harsh temperatures than the average, the end of the year, on the contrary, was warmer than the seasonal norms.

(*)	Financial statements at December 31, 2005 were restated for:
	-	the application of the IFRIC12 interpretation on the accounting treatment of concessions, in order to ensure comparability between fiscal years.

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•	In France, internal growth of 8.2% resulted primarily from the increase in energy prices in the first quarter of the year, the start-up of new contracts and an upturn in the engineering business.
•	Outside France, revenue growth totaled 17.0% of which 12.6% was internal growth. It was primarily driven by the full effect of the Lodz contract (Poland), favorable pricing in Central Europe as well as acquisitions in Italy and Brazil.

VEOLIA TRANSPORT

At Dec. 31, 2006 (€m)	Adjusted at Dec. 31, 2005 (€m) (*)	% change 2006/2005	Internal growth	External growth	Currency effect
4,951.5	4,223.9	17.2%	4.7%	12.9%	-0.4%

•	In France, revenue growth was 12.7%, driven by the contribution of SNCM (approximately €200 million). The end of the Toulouse contract was offset by the positive impact of new contracts in the field of urban and intercity transit systems, and by the good performance of other business lines.
•	Outside France, revenue advanced by 20.4% of which 7.6% was internal growth. External growth was mainly due to acquisitions made in the United States (ATC and Shuttleport) and in Norway (Helgelandske).

The strong growth of revenue in 2006 further underscores the relevance of the Company’s strategic and geographical choices and enables it to confirm its objectives for 2006.

Important Disclaimer
Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains “forward-looking statements” within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations or beliefs and are subject to a number of factors and uncertainties, most of which are outside the Company's control, and in particular risks related to the development of Veolia Environnement’s activities in highly competitive sectors that require substantial human and financial resources, the risk that changes in energy prices and the level of taxes might lower Veolia Environnement’s income, the risk that public authorities may terminate or modify some of the contracts signed with Veolia Environnement, the risk that compliance with environmental legislation may become even more expensive in the future, the risk that fluctuations in exchange rates may have a negative influence on the financial situation of Veolia Environnement as reflected in its financial statements that could lead to a decline in the share price of Veolia Environnement, the risk that Veolia Environnement may see its environmental liability involved because of its past, present and future activities, as well as the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission.

Analyst and institutional investor contact: Nathalie Pinon – Tel. +33 1 71 75 01 67

Investors in the US contact: Brian Sullivan – Tel. +01 630-371-2749

Press release also available on our web site: http://www.veolia-finance.com

(*)	To ensure comparability, financial statements at December 31, 2005 were restated for:
	-	the application of the IFRIC12 interpretation on the accounting treatment of concessions
	-	the amount of revenue from ordinary activities of Veolia Transport in Denmark, booked in 2006 under the IFRS5 standard and presented in the income statement in the “net income of discontinued operations” line.

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A conference-call will be held on January 30, 2006 at 8.30 AM (CET)
The phone number to dial is +44 207 138 0820

A replay is available from January 30 to February 6, 2007

Numbers to dial +44 207 806 1970
Or
+1 718 354 1112

(code 4395643#)

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Appendix 1

Revenue from Ordinary Activities

Table reconciling published revenue at 31-12-2005 with restated revenue at 31-12-2005

(in € millions)
	31/12/2005 Published	Impact D12	IFRS 5	31/12/2005 Restated

Water	8,888.7	245.5		9,134.2

Environmental Services (waste)	6,604.1	144.6		6,748.7

Energy	5,402.4	61.2		5,463.6

Transport	4,349.7	-3.1	-122.7	4,223.9

VEOLIA ENVIRONNEMENT	25,244.9	448.2	-122.7	25,570.4

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SIGNATURES

                        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: January 30, 2007
VEOLIA ENVIRONNEMENT
By:	/s/ Alain Tchernonog
Name: Alain Tchernonog Title: General Counsel